For the semi-annual period ended 3/31/97
File number: 811-7343

                          SUB-ITEM 77 D


         Policies with Respect to Securities Investments

     On February 19, 1997 the Directors approved a change in investment policy permitting the Fund to hold up to 15% of its net assets in repurchase agreements which have a maturity of longer than 7 days or in other illiquid securities.




























n-sar/pif2-97/77d